CALL ZONE FIRST ANNIVERSARY AND GROWING

TORONTO, November 9, 2004 – Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) (“Eiger”) is pleased to report that its VoIP-based telecom subsidiary, Newlook Industries Corp. (“Newlook”) (TSXV: NLI) has experienced a higher than anticipated number of renewals through its ad-based Call Zone free calling plan and today has a subscription base of over 56,000. Call Zone’s annual subscription renewal process has already begun with overwhelming results. So far, over 16,000 have renewed prior to the first anniversary date of November 1, 2004, demonstrating that its satisfied customers do not want to be without their service.

On March 1, 2004, registered Call Zone customers were offered the exclusive Call World calling feature that allows them to call the world at greatly reduced prices. In contrast, 10-10 “dial-around” services have a third-party origination fee built-in – Call World bypasses this cost by routing over its proprietary VoIP platform, allowing savings to pass through to customers. Since its launch, the dramatic increase of Call Zone subscribers has boosted the usage of Call World, which has experienced an average month-over-month growth rate of 15%. Today, Call Zone/Call World subscribers make over 30 million calls totaling over 310 million minutes per year. Along with Onlinetel’s 10-10-580 dial-around service, Onlinetel’s services have become the best value proposition for Canadians.

Having only scratched the surface, Onlinetel’s growing customer base represents only a fraction of the Canadian marketplace, and provides Onlinetel a unique opportunity to leverage its advertising platform. By concurrently keeping overheads in line, Onlinetel’s corporate growth ensures a bright outlook for Newlook (100% owner of Onlinetel) and Eiger (92% owner of Newlook), both publicly listed companies.

Management continues to focus on initiatives to increase shareholder value including discussions with a number of merger and acquisition candidates to identify opportunities that would create operational synergies and increase the Call Zone/Call World subscriber base. As such, a great deal of time has been spent on a few targeted acquisitions and the evaluation of certain strategic opportunities is ongoing. Additionally, Onlinetel moved its operations from Kitchener to Toronto in September to reduce redundancy costs and position itself for other potential opportunities. Onlinetel realizes that customers are attracted to the value proposition of its services and its market share is continuing to increase. Management will execute on an acquisition only if it enhances considerable value for Newlook, otherwise it will wait as market share continues to grow through marketing and by word of mouth.

Eiger also wishes to announce that its energy technology subsidiary, K-Tronik International Corp. (“K-Tronik”) (OTCBB: KTRK) will not be proceeding with its agreement to acquire 100% of Dacos Technologies, Inc. (the “Target”), a South Korean company, as announced in a press release on July 12, 2004. As a condition of closing, the Target was expected to achieve certain sales and profit targets that it has recently determined will not be achieved. With the agreement deadline of October 31, 2004 having expired, management has decided not to pursue any further negotiations at this time. No funds or deposit were made in connection with this proposed acquisition and the finder’s fee called for as part of this acquisition was conditional upon closing. K-Tronik is currently evaluating various alternative acquisition proposals and continues to focus on the growth of its core business, which is the sale of energy technology products. As Eiger owns 64% of K-Tronik, value for Eiger shareholders will crystallize as K-Tronik executes on its acquisition strategy. Eiger itself continues to review acquisitions separate from K-Tronik and Newlook to further enhance shareholder value.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”. For more information please refer to www.sedar.com, visit www.eigertechnology.com or contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc. Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.